Exhibit 99.1

NEWS RELEASE

Fortuna Expands Mineral Reserve Gold Ounces by 31% and Extends Life of Mine to Over 9 Years at the Séguéla Mine, Côte d'Ivoire

Vancouver, January 20, 2026 - Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) is pleased to announce updated Mineral Reserves and Mineral Resources, excluding Mineral Reserves, for the Séguéla Mine as of December 31, 2025. Mineral Reserves total 1.54 million ounces of gold, reflecting the inclusion of 401,000 ounces of gold planned for underground mining at the Sunbird deposit.

Jorge A. Ganoza, President and CEO, commented, “Séguéla’s mine life now exceeds 9 years at current production rates, with strong potential for further growth. This is supported by exploration drilling completed in the second half of 2025, the results of which have not yet been incorporated into our geological resource models.” Mr. Ganoza added, “Building on this exploration upside and our track record of resource and reserve growth, we have initiated a processing plant expansion study that has the potential to increase annual gold production to more than 200,000 ounces.”

Updated Mineral Reserves and Mineral Resources Highlights

•	Total Mineral Reserves of 16.0 million tonnes averaging 3.01 g/t Au, supporting a mine life of over 9 years at the current mining rate of 1.75 million tonnes per annum.
•	Growth in Mineral Reserves more than offset production-related depletion, totaling approximately 1.54 million ounces of gold, representing a 31% increase compared to October 31, 2025.
•	First time estimation of underground Mineral Reserves at Sunbird, comprising 3.5 million tonnes averaging 3.60 g/t Au and containing 401,000 ounces of gold.
•	Exploration drilling completed in 2025 indicates that mineralization at the Sunbird deposit remains open down plunge and down dip, with an updated estimate planned for Q2 2026.
•	Drilling at Kingfisher, Koula, and Ancien deposits demonstrates that mineralization remains open at depth, providing additional potential for further underground mining expansion.
•	Technical studies are progressing to evaluate the optimal plant expansion, anticipated to increase capacity by approximately 25% to between 2.0 and 2.5 million tonnes per year, with studies on track for completion in Q2 2026.

Mineral Reserves

Proven and Probable
				Contained Metal
Location	Classification	Tonnes (000)	Au (g/t)	Au (koz)
Stockpile	Proven	626	1.39	28
Open Pit (OP)
Antenna	Probable	2,398	2.17	167
Koula	Probable	757	5.35	130
Ancien	Probable	1,117	4.24	152
Agouti	Probable	754	2.61	63
Boulder	Probable	532	1.88	32
Sunbird	Probable	2,409	3.31	256
Badior	Probable	404	4.25	55
Kingfisher	Probable	3,497	2.28	257
OP Combined	Proven + Probable	12,494	2.84	1,142
Underground (UG)
Sunbird	Probable	3,467	3.60	401
UG Combined	Proven + Probable	3,467	3.60	401
Total	Proven + Probable	15,961	3.01	1,543

Mineral Resources

Measured and Indicated
				Contained Metal
Location	Classification	Tonnes (000)	Au (g/t)	Au (koz)
Open Pit (OP)
Antenna	Indicated	1,461	1.58	74
Koula	Indicated	149	5.33	26
Ancien	Indicated	112	4.19	15
Agouti	Indicated	59	2.26	4
Boulder	Indicated	329	1.47	16
Sunbird	Indicated	255	3.12	26
Badior	Indicated	61	3.48	7
Kingfisher	Indicated	752	1.66	40
OP Combined	Indicated	3,177	2.03	207
Underground (UG)
Koula	Indicated	23	3.83	3
Ancien	Indicated	472	5.43	82
Sunbird	Indicated	1,483	3.55	169
UG Combined	Indicated	1,978	4.00	254
Total	Indicated	5,155	2.78	461

Inferred
				Contained Metal
Location	Classification	Tonnes (000)	Au (g/t)	Au (koz)
Open Pit (OP)
Antenna	Inferred	1,493	1.91	92
Koula	Inferred	155	3.61	18
Ancien	Inferred	25	4.87	4
Agouti	Inferred	160	1.64	8
Sunbird	Inferred	88	1.46	4
Badior	Inferred	46	5.08	8
Kestrel	Inferred	60	1.73	3
Kingfisher	Inferred	4,554	1.82	267
OP Combined	Inferred	6,582	1.91	403
Underground (UG)
Koula	Inferred	316	4.70	48
Ancien	Inferred	22	3.86	3
Sunbird	Inferred	2,115	3.94	268
Kingfisher	Inferred	135	2.98	13
UG Combined	Inferred	2,589	3.98	332
Total	Inferred	9,171	2.50	736

Notes:

1.	Mineral Reserves and Mineral Resources are defined in accordance with the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves.
2.	Mineral Resources are exclusive of Mineral Reserves.
3.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
4.	Factors that could materially affect the reported Mineral Resources or Mineral Reserves include changes in metal price and foreign exchange assumptions; changes in local interpretations of mineralization; changes to assumed metallurgical recoveries, mining dilution, and mining recovery; and assumptions regarding continued ability to access the site, retention of mineral and surface rights titles, maintenance of environmental and other regulatory permits, obtaining Ministerial approval to include underground mining as a mining method; and obtaining approval to update its Environmental and Social Impact Assessment permit to include underground mining; and the social license to operate.
5.	Mineral Resources and Mineral Reserves are reported as of December 31, 2025.
6.	Mineral Reserves are reported on a 100% ownership basis and estimated using incremental gold grade cut-offs for open pit mining of 0.73 g/t Au for Antenna and Koula, 0.74 g/t Au for Sunbird, 0.75 g/t Au for Boulder and Kingfisher, 0.76 g/t Au for Agouti, and 0.83 g/t Au for the Ancien and Badior deposits, and for underground mining of 2.14 g/t for Sunbird. These estimates are based on a gold price of $2,300/oz, metallurgical recovery rates of 93.5%, except for Badior at 91.5%, surface mining costs ranging from $3.09/t to $5.74/t based on the pit location relative to the run-of-mine pad, underground mining cost of $84.56/t, processing costs of $21.28/t, general and administrative (G&A) costs of $16.21/t. Only Proven and Probable Mineral Reserves within the final pit designs are reported. Antenna, Ancien, Koula, Badior and Kingfisher pits were designed with inter-ramp angles of 30.6° to 40.7° for oxide material, 40.7° to 42.9° for transitional material, and 59.6° for fresh material. Agouti and Boulder pits were designed with inter-ramp angles of 36.8° for oxide, 44.2° for transitional, and 60.0° for fresh material. Sunbird pit was designed with inter-ramp angles of 40.7° for oxide, 36.5° to 59.6° for transitional, and 52.2° to 61.2° for fresh material. For underground mining, a dilution factor of 0.5-meter skin has been applied on both the hanging wall and footwall for longhole stoping. The reported Mineral Reserves incorporate modifying factors for mining dilution and recovery through regularization of block models to an appropriate Selective Mining Unit (SMU) block size. Mineral Resources for the Séguéla Mine are reported at gold grade cut-offs of 0.65 g/t Au for Antenna, 0.66 g/t Au for Kestrel, Boulder, Sunbird, and Kingfisher; 0.68 g/t Au for Agouti; and 0.73 g/t Au for Ancien and Badior. These estimates are based on an assumed gold price of $2,600/oz and are constrained within preliminary pit shells honoring all geotechnical parameters. Underground Mineral Resources are reported within optimized stope shapes based on a longhole stoping mining method at cut-off grades of 1.89 g/t Au for Sunbird, 2.32 g/t Au for Koula and Kingfisher, and 2.41 g/t Au for Ancien. The Séguéla Mine is subject to a 10% free-carried interest held by the State of Côte d’Ivoire.
7.	Eric Chapman, P. Geo. (EGBC #36328), is the Qualified Person responsible for Mineral Resources; and Raul Espinoza (FAUSIMM (CP) #309581) is the Qualified Person responsible for Mineral Reserves, both being employees of Fortuna Mining Corp.
8.	Totals may not add due to rounding.

Mineral Reserves

As of December 31, 2025, the Séguéla Mine has Proven and Probable Mineral Reserves of 16.0 million tonnes containing 1.54 million ounces of gold.

Between October 31, 2025, and December 31, 2025, Mineral Reserve tonnes increased by 23%, while the average gold grade increased by 7% to 3.01 g/t Au, resulting in a net increase of 31% in contained gold ounces.

Changes in the Séguéla Mine's Mineral Reserves during this period reflect:

•	Mining-related depletion during the final two months of 2025 totaling 27,600 ounces of gold.

•	The first-time estimation of underground Mineral Reserves at the Sunbird deposit, totaling 3.5 million tonnes at an average grade of 3.60 g/t Au, containing 401,000 ounces of gold.

Mineral Resources

Measured and Indicated Mineral Resource gold ounces, exclusive of Mineral Reserves, decreased by 333,000 ounces of gold due to the application of modifying factors that enabled the first-time estimation of underground Mineral Reserves.

Inferred Resources remained relatively unchanged compared to October 31, 2025.

Plant Expansion Study

Fortuna has commenced a processing plant expansion study to evaluate the potential to increase throughput at Séguéla beyond its current capacity of 1.75 Mtpa to a range of 2.0 to 2.5 Mtpa. The study is expected to be completed in the second quarter of 2026 and has the potential to support annual gold production in excess of 200,000 ounces.

Qualified Person

Eric Chapman, Senior Vice President, Technical Services, is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328) and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects. Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines and a portfolio of exploration projects in Argentina, Côte d'Ivoire, Mexico, and Peru, as well as the Diamba Sud Gold Project in Senegal. Sustainability is at the core of our operations and stakeholder relationships. We produce gold and silver while creating long-term shared value through efficient production, environmental stewardship, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, the Mineral Resource and Mineral Reserve estimates; statements regarding the life of mine at Séguéla and the potential for future growth; statements regarding underground mining at the Sunbird deposit, the expected timing for an updated estimate, and the inclusion of underground mineralization from the Sunbird deposit into the mine plan; statements regarding the potential for further underground mining expansion at the Kingfisher, Koula, and Ancien deposits; the Company’s expectations regarding the expansion of processing plant capacity and a potential increase in annual gold production at Séguéla; obtaining Ministerial approval to include underground mining as a mining method at Séguéla; obtaining approval to update its Environmental and Social Impact Assessment permit to include underground mining; the Company’s proposed exploration plans and objectives; statements about the Company’s business strategies, plans and outlook; the Company’s plans for its mines and mineral properties; changes in general economic conditions and financial markets; the impact of inflationary pressures on the Company’s business and operations; the future results of exploration activities; expectations with respect to metal grade estimates and the impact of any variations relative to metals grades experienced; assumed and future metal prices; the merit of the Company’s mines and mineral properties; and the future financial or operating performance of the Company. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “proposed”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; risks relating to the Company’s ability to replace its Mineral Reserves; risks related to the conversion of Mineral Resources to Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian, and Israeli – Hamas conflicts, and the impacts they may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; developing and maintaining relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks related to the ability to retain or extend title to the Company’s mineral properties; risks relating to the integration of businesses and assets acquired by the Company; impairments; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to a global pandemic, which could impact the Company’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form for the fiscal year ended December 31, 2024. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including, but not limited to, the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or its production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and effect of global and local inflation; the duration and impacts of geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events, or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

All reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. All Mineral Reserve and Mineral Resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

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